Exhibit 99.1

Tims China Announces Receipt of Listing Notice from Nasdaq

SHANGHAI and NEW YORK, January 24, 2025 (GLOBE NEWSWIRE) -- -- TH International Limited (Nasdaq: THCH) (the “Company”), the exclusive operator of Tim Hortons coffee shops in China, today announced that on January 21, 2025, the Company received notice from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, due to the Company’s continued non-compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Rule”) as of January 15, 2025, unless the Company timely requests a hearing before a Nasdaq Hearings Panel (the “Panel”), the Staff had determined to delist the Company’s ordinary shares. The Company plans to timely request a hearing before the Panel, if necessary. The request for a hearing will stay any further delisting action by Nasdaq at least until the Staff renders a compliance determination or the hearing is held and any extension that may be granted by the Panel following the hearing expires.

As previously disclosed, on July 19, 2024, the Staff notified the Company that the bid price of its ordinary shares had closed below $1.00 per share for the previous 30 consecutive business days, and, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company received a 180-calendar day period to regain compliance with the Rule, through January 15, 2025. The Company did not evidence compliance with the Rule by January 15, 2025, and was not otherwise eligible for a second 180-day grace period to do so. Accordingly, the Staff was required to issue the notice dated January 21, 2025.

To evidence compliance with the Rule, an issuer must evidence a closing bid price of at least $1.00 per share for a minimum of 10, though generally not more than 20, consecutive trading days. Following the Company’s implementation of a reverse stock split on January 13, 2025, the bid price for the Company’s ordinary shares has closed above $1.00 per share for 9 consecutive trading days as of the close of the market today.

ABOUT TH INTERNATIONAL LIMITED

TH International Limited (Nasdaq: THCH) (“Tims China”) is the parent company of the exclusive master franchisees of Tim Hortons coffee shops in mainland China, Hong Kong and Macau. Tims China was founded by Cartesian Capital Group and Tim Hortons Restaurants International, a subsidiary of Restaurant Brands International (TSX: QSR) (NYSE: QSR).

The Company’s philosophy is rooted in world-class execution and data-driven decision making and centered around true local relevance, continuous innovation, genuine community, and absolute convenience. For more information, please visit https://www.timschina.com.

FORWARD-LOOKING STATEMENTS

Certain statements in this earnings release may be considered forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, such as the Company’s ability to further grow its business and store network, optimize its cost structure, improve its operational efficiency, and achieve profitable growth. Forward-looking statements are statements that are not historical facts and generally relate to future events or the Company’s future financial or other performance metrics. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, as the case may be, are inherently uncertain and subject to material change. Factors that may cause actual results to differ materially from current expectations include various factors beyond management’s control, including, but not limited to, general economic conditions and other risks, uncertainties and factors set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, and other filings it makes with the Securities and Exchange Commission. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Except as required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based.

INVESTOR AND MEDIA CONTACTS

Investor Relations

Gemma Bakx

IR@timschina.com, or gemma.bakx@cartesiangroup.com

Public and Media Relations

Patty Yu

Patty.Yu@timschina.com